Filed Pursuant to Rule 424(b)(3)
Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 40 DATED NOVEMBER 16, 2007

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 28 dated July 3, 2007, supplement no. 37 dated October 3, 2007, supplement no. 38 dated October 16, 2007 and supplement no. 39 dated November 1, 2007. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the renewal of our advisory agreement;

•	the acquisition of two four-story office buildings containing 180,772 rentable square feet with a four-story parking garage containing 117,614 square feet in Portland, Oregon; and

•	the substitution of collateral with respect to a mortgage loan and the execution of agreements to obtain three new secured bridge loans.

Renewal of Advisory Agreement

On November 8, 2007, we renewed our advisory agreement with our external advisor, KBS Capital Advisors LLC. The renewed advisory agreement is effective through November 8, 2008; however, either party may terminate the renewed advisory agreement without cause or penalty upon providing 60 days’ written notice. The terms of the renewed advisory agreement are identical to those of the advisory agreement that was in effect through November 8, 2007, as amended throughout the year, except our advisor agreed to extend its agreement to advance funds, if necessary, for distributions. Our advisor agreed to advance funds to us equal to the amount by which the cumulative amount of distributions declared by us from January 1, 2006 through the period ending January 31, 2008 exceeds the amount of our funds from operations (as defined by NAREIT) from January 1, 2006 through January 31, 2008. Our advisor agreed that we will only be obligated to reimburse our advisor for these expenses if and to the extent that our cumulative funds from operations for the period commencing January 1, 2006 through the date of any such reimbursement exceed the lesser of (i) the cumulative amount of any distributions declared and payable to our stockholders as of the date of such reimbursement or (ii) an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital for our stockholders for the period from July 18, 2006 through the date of such reimbursement. No interest will accrue on the advance being made by our advisor.

Acquisition of the ADP Plaza

On November 7, 2007, we purchased, through an indirect wholly owned subsidiary, two four-story office buildings containing 180,772 rentable square feet with a four-story parking garage containing 117,614 square feet (the “ADP Plaza”) from Antares-A, Inc., which is not affiliated us or our advisor. The ADP Plaza is located on two parcels of land totaling approximately 2.3-acres at 2525 SW First Avenue and 2715 SW Third Avenue in Portland, Oregon.

The purchase price of the ADP Plaza was approximately $33.1 million plus closing costs. The acquisition was funded with proceeds from this offering and will secure the loan described below.

The ADP Plaza was completed in 1981 and is currently 91% leased by Automatic Data Processing (64%) and Oregon Health and Science University (27%). Automatic Data Processing provides computerized transaction processing, data communication and information services. It is one of the largest providers of a broad range of premier, mission-critical, cost-effective transaction processing and information-based business solutions. Oregon Health and Science University is a public academic health center in Oregon that combines Oregon state dentistry, medicine, and nursing programs into a single center.

The current aggregate annual base rent for the tenants of the ADP Plaza is approximately $3.2 million. As of November 2007, the current weighted-average remaining lease term for the current tenants of the ADP Plaza is approximately 2.5 years. The Automatic Data Processing lease expires in December 2009 and the average annual rental rate for the Automatic Data Processing lease over the remaining lease term is approximately $20.77 per square foot. Automatic Data Processing has the right, at its option, to extend the lease for one additional five-year period. The Oregon Health and Science University lease expires in March 2011, and the average annual rental rate for the Oregon Health and Science University lease over the remaining lease term is approximately $24.84 per square foot. Oregon Health and Science University has the right, at its option, to extend the lease for one additional five-year period.

We do not intend to make significant renovations or improvements to the ADP Plaza. Our management believes that the ADP Plaza is adequately insured.

Substitution of Collateral and Mortgage Loans

On September 20, 2007, we completed, through two wholly owned subsidiaries, the secured financing of three distribution and office/warehouse properties containing 706,773 rentable square feet located in Minnesota, Texas and Georgia (the “Cardinal Health Building,” the “Corporate Express Building” and the “Hartman Business Center One,” respectively). We acquired the Cardinal Health Building, the Corporate Express Building and the Hartman Business Center One on July 25, 2007 as part of our acquisition of the Opus National Industrial Portfolio. We obtained six-year financing from a financial institution in the amount of approximately $20.9 million at a fixed interest rate of 5.56% per annum (the “Cardinal Health, Corporate Express and Hartman Business Center—Mortgage Loan”). The loan matures on October 1, 2013.

In connection with the Cardinal Health, Corporate Express and Hartman Business Center—Mortgage Loan, we entered into a collateral substitution agreement which provides that upon payment of a collateral substitution fee of $10,000, we may substitute replacement property of equal or greater value as security for the loan, including without limitation the ADP Plaza.

Upon our acquisition of the ADP Plaza, we paid a substitution fee of $10,000 and substituted the collateral under the Cardinal Health, Corporate Express and Hartman Business Center—Mortgage Loan with the ADP Plaza. Upon substitution of the collateral, the loan became secured solely by the ADP Plaza (the “ADP Plaza Mortgage Loan”).

None of the loan terms changed upon substitution of the collateral. Monthly installments on the ADP Plaza Mortgage Loan are interest-only and the entire principal amount is due on the maturity date, assuming no prior principal prepayment. We have the right to prepay the entire loan one year after October 1, 2007 by providing 30 days written notice of election to prepay the note, and upon payment of a prepayment premium equal to the greater of (a) 1.00% of the outstanding principal amount of the note or (b) the present value of the note (calculated as of the prepayment date at a discount rate equal to the yield of U.S. Treasuries with maturity equal to the remaining term of the note plus 0.50%) less the outstanding principal amount of the note.

On November 9, 2007, we entered, through wholly owned subsidiaries, into three separate secured bridge loans for approximately $6.9 million, $5.3 million and $9.5 million with a financial institution that are secured by the Cardinal Health Building, the Corporate Express Building and the Hartman Business Center, respectively (the “Cardinal Health Building Mortgage Loan,” the “Corporate Express Building Mortgage Loan” and the “Hartman Business Center Mortgage Loan”). The maturity date for all three loans is November 9, 2008. Interest will accrue on these loans at either the Prime Rate as established from time to time by the lender or LIBOR plus 1.40% (subject to adjustment for a reserve percentage established by the lender), at our option. There is no prepayment fee for principal borrowed at the Prime Rate. For principal borrowed at LIBOR plus 1.40%, there is a breakage fee for prepayment of the loan. In addition, under certain circumstances we must pay an exit fee in connection with repayment of each of the loans. If we repay one of the loans, in whole or in part, on or before the maturity date, we must pay the lender an exit fee in an amount equal to 0.125% of the amount being repaid, unless (i) such amounts are being repaid with proceeds from a replacement financing from the lender or (ii) we repay the entire amount of the respective loan with proceeds from the sale of the property securing the loan to a bona-fide third-party purchaser. Notwithstanding the above, we have no obligation to pay an exit fee if (a) we repay the loan with proceeds other than from lender refinancing and the lender has not provided us with a reasonable quote for replacement financing or (b) we are repaying a portion of a loan for the sole purpose of reducing the outstanding amount of the loan to 50% of the lesser of the appraised value of the property securing the loan or the acquisition cost of the property securing the loan. The loan agreements for the Cardinal Health Building Mortgage Loan, the Corporate Express Building Mortgage Loan and the Hartman Business Center Mortgage Loan all contain cross-default and cross-collateralization provisions such that each of these loans as well as secured loans we may enter with this lender in the future with respect to eight other properties are cross-defaulted and cross-collateralized with each other.

During the term of each loan, at all times while the ratio of the loan commitment to the lesser of (i) the appraised value of the property and (ii) the acquisition cost of the property, is greater than 50%, we have agreed to cause ourselves and our subsidiaries to comply with certain financial covenants related to our net worth, ratio of total liabilities to gross asset value, ratio of EBITDA to fixed charges, and total amount of unfunded commitments. In addition, during the term of the loans, we have agreed to certain restrictions regarding our distributions and those of our Operating Partnership and our indebtedness and that of our subsidiaries.